UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 15 Pages

US1DOCS 7526691v1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent1
14	TYPE OF REPORTING PERSON PN, HC

1 See Item 5.

CUSIP No. 269246104	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent2
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 5.

CUSIP No. 269246104	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent3
14	TYPE OF REPORTING PERSON IN, HC

3 See Item 5.

CUSIP No. 269246104	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent4
14	TYPE OF REPORTING PERSON CO

4 See Item 5.

CUSIP No. 269246104	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent5
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 5.

CUSIP No. 269246104	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent6
14	TYPE OF REPORTING PERSON CO

6 See Item 5.

CUSIP No. 269246104	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent7
14	TYPE OF REPORTING PERSON OO, HC, IA

7 See Item 5.

CUSIP No. 269246104	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent8
14	TYPE OF REPORTING PERSON PN, HC

8 See Item 5.

CUSIP No. 269246104	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent9
14	TYPE OF REPORTING PERSON PN, HC

9 See Item 5.

CUSIP No. 269246104	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,550,665 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent10
14	TYPE OF REPORTING PERSON OO, HC

10 See Item 5.

CUSIP No. 269246104	Page 12 of 15 Pages

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 21 amends the Schedule 13D filed on December 17, 2007 (the “Original Filing”) by Citadel Limited Partnership (“CLP”), Citadel LLC (f/k/a Citadel Investment Group, L.L.C. (“CIG” or “CLLC”)), Kenneth Griffin (“Griffin”), Citadel Equity Fund Ltd. (“CEF”), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC (“CDG” or “Citadel Securities”)), Citadel Derivatives Trading Ltd. (“CDT”), Wingate Capital Ltd. (“Wingate”), and Citadel AC Investments Ltd. (“CAC”) relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on February 27, 2008 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on March 10, 2008 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on April 1, 2008 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on April 4, 2008 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on May 6, 2008 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on May 14, 2008 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on May 27, 2008 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on June 10, 2009 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 13, 2009 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on August 21, 2009 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed on August 31, 2009 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed on September 17, 2009 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed on September 24, 2009 (“Amendment No. 15”), Amendment No. 16 to Schedule 13D filed on September 30, 2009 (“Amendment No. 16”), Amendment No. 17 to Schedule 13D filed on October 2, 2009 (“Amendment No. 17”), Amendment No. 18 to Schedule 13D filed on October 7, 2009 (“Amendment No. 18”), Amendment No. 19 to Schedule 13D filed on October 13, 2009 (“Amendment No. 19”) and Amendment No. 20 to Schedule 13D filed on April 30, 2010 (“Amendment No. 20” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19, the “Prior Filing”) by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC (“Citadel Advisors”), Citadel Holdings I LP (“CH-I”), Citadel Holdings II LP (“CH-II”), and Citadel Investment Group II, L.L.C. (“CIG-II”). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:

The persons filing this Amendment No. 21 are CLP, CLLC, Griffin, CEF, Citadel Securities, CDT, Citadel Advisors, CH-I, CH-II and CIG-II. For purposes of this Amendment No. 21, CLP, CLLC, Griffin, CEF, Citadel Securities, CDT, Citadel Advisors, CH-I, CH-II and CIG-II constitute the “Reporting Persons”.

Item 2 of the Prior Filing is further amended by adding the following two sentences at the end of the text in footnote #11:  “Also as described in Item 3 below, Wingate sold all of its Common Stock in connection with the April 2010 Underwriting Agreement.  As a result, Wingate ceased being the beneficial owner of any Common Stock on April 29, 2010.”

Item 2 of the Prior Filing is further amended by deleting the first sentence of the seventh paragraph and substituting in its place the following:  “Griffin is the Founder and Chief Executive Officer of CLLC and the President and Chief Executive Officer of CIG-II, and owns a controlling interest in each.”

Item 2 of the Prior Filing is further amended by deleting the last two sentences of the tenth paragraph and substituting in their place the following:  “CDG was renamed Citadel Securities on or about July 1, 2009.  Effective January 1, 2011, CST Holding LLC, a Delaware limited liability company (“CSTH”), became the sole owner of Citadel Securities; CDGI and CLP Holdings are the owners of CSTH.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Citadel Securities is set forth on Exhibit 99.2 attached to the Prior Filing (under the heading for CDG).  CW did not, and CDGI, CLP Holdings and CSTH do not, have control over the voting or disposition of securities held by Citadel Securities.”

Item 2 of the Prior Filing is further amended by deleting the last two sentences of the eleventh paragraph and substituting in their place the following:  “Effective December 1, 2008, Tactical Trading Offshore Holdings Ltd., a Cayman Islands company (“TTOH”) became the owner of CTT-Cayman’s interest in CDT; CTT-Cayman is the owner of TTOH.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDT is set forth on Exhibit 99.2 attached to the Prior Filing. CW, CKGSF and CEF did not, and CTT-US, CTT-Cayman, CLP Holdings and TTOH do not, have control over the voting and disposition of shares held by CDT.”

CUSIP No. 269246104	Page 13 of 15 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by adding the following three paragraphs after the end of the sixteenth paragraph:

On May 4, 2010, CEF tendered $197,494,000 aggregate face amount of the Class A Debentures for conversion into 190,999,999 shares of Common Stock.  Following this conversion, the Reporting Persons held a total of approximately $590,538,000 face amount of the Class A Debentures and approximately 217,620,017 shares of Common Stock.  The over-allotment option in connection with the April 2010 Underwriting Agreement was not exercised.

On June 2, 2010, the Issuer effected a one-for-ten reverse stock split of its issued and outstanding Common Stock.  The reverse stock split also had the effect of increasing the conversion price of the Class A Debentures from $1.034 per share to $10.34 per share.  Following the reverse stock split, the Reporting Persons held a total of approximately $590,538,000 face amount of the Class A Debentures and 21,762,000 shares of Common Stock.  All references to stock ownership herein before June 2, 2010 do not take into account the reverse stock split.  All references to stock ownership herein on or after June 2, 2010 take account of the reverse stock split.

On February 23, 2011, CEF tendered $60,076,000 aggregate principal face amount of the Class A Debentures for conversion into 5,810,058 shares of Common Stock.  Also on February 23, 2011, CEF agreed to sell 23,950,000 shares of Common Stock pursuant to the February 2011 Underwriting Agreement described below in Item 6.  Immediately following this conversion and sale, the Reporting Persons will hold a total of $530,462,000 face amount of the Class A Debentures and 3,622,058 shares of Common Stock, and will have beneficial ownership of approximately an additional 20,928,607 shares of Common Stock as a result of the remaining Class A Debentures (but subject to the limitations on conversion described below).  CEF also tendered a further $216,395,000 aggregate face amount of the Class A Debentures for conversion into 20,927,947 shares of Common Stock for delivery on March 2, 2011 (i.e., after completion of the February 2011 Offering).  The February 2011 Underwriting Agreement provides the underwriter a customary over-allotment option to purchase from CEF up to an additional 3,592,500 shares of Common Stock.  If the over-allotment option is exercised, CEF intends to convert an additional amount of Class A Debentures that will result in the Reporting Persons holding approximately 9.9% of the Common Stock after the conversion.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the fourth paragraph and substituting in its place the following:

CEF entered into the sale transactions described in Item 5(c) herein and in the Prior Filing for the purpose of managing its aggregate exposure to securities of the Issuer in an orderly fashion. The Reportiing Persons will evaluate the considerations set forth in the second paragraph of this Item 4 and, based on that evaluation, may (a) sell additional shares of Common Stock, (b) sell Class A Debentures, and/or (c) convert Class A Debentures into shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Filing is amended and restated in its entirety as follows:

(a)	Number of shares: 24,550,665 shares

Percentage of shares: 9.9%15

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 24,550,665 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 24,550,665 shares

(c)
The table attached hereto as Exhibit 99.40 sets forth a listing of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer in the sixty days prior to the date of this Amendment No. 21.

(d)	Not applicable.

(e)	Not applicable.

15 The number of shares reported as beneficially owned by the Reporting Persons in this Amendment No. 21 gives effect to the disposition of 23,950,000 shares of Common Stock described above and the conversion of $60,076,000 aggregate principal face amount of the Class A Debentures into an additional 5,810,058 shares of Common Stock prior to completion of the February 2011 Offering.  The percentages reported in this Amendment No. 21 are based upon 247,985,853 shares of Common Stock outstanding following consummation of the February 2011 Offering (consisting of the sum of (a) 221,247,848 shares of Common Stock outstanding as of February 17, 2011 as indicated in the Form 10-K filed by the Issuer with the SEC on February 22, 2011, plus (b) 5,810,058 shares of Common Stock issued upon the conversion of the Class A Debentures prior to the disposition of the 23,950,000 shares of Common Stock in the February 2011 Offering, plus (c) 20,927,947 shares of Common Stock into which the remaining $530,462,000 aggregate principal face amount of the Class A Debentures are presently convertible (subject to the limitation described below)).  The Class A Debentures are convertible into Common Stock of the Issuer at the price of $10.34 per share; however, pursuant to section 12.01(b)(i) of the indenture for the Debentures, no holder may convert Debentures to the extent that such conversion would cause such holder to “beneficially own, as defined in Rule 13d−3 of the Exchange Act, in excess of 9.9% of the Common Stock outstanding immediately after giving effect to such conversion.”

CUSIP No. 269246104	Page 14 of 15 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding the following two paragraphs after the twenty-ninth paragraph:

On February 23, 2011 CEF entered into an underwriting agreement (the “February 2011 Underwriting Agreement”) with Goldman, Sachs & Co. (the “February 2011 Underwriter”), pursuant to which CEF agreed to sell and the February 2011 Underwriter agreed to buy, 23,950,000 shares of Common Stock.  The February 2011 Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto.  In addition, the February 2011 Underwriting Agreement provides the underwriter an option to purchase from CEF up to an additional 3,592,500 shares of Common Stock.  The February 2011 Underwriting Agreement is attached as Exhibit 99.41 hereto and incorporated by reference herein.  The transactions contemplated by the February 2011 Underwriting Agreement are referred to herein as the “February 2011 Offering.”

In connection with the February 2011 Offering, on February 23, 2011, the Issuer, the indenture trustee for the Debentures and CEF agreed to a one-time waiver of the 9.9% conversion limit applicable to the Debentures (which is described above in the seventeenth paragraph of this Item 6) to allow CEF to convert a sufficient amount of the Class A Debentures to obtain an additional 5,810,058 shares of Common Stock.  In addition, on the same date, CEF, CLP, CLLC, Citadel Securities, CDT, CH-I, CH-II, CIG-II, Citadel Advisors and Griffin entered into a customary lock-up agreement with the February 2011 Underwriter (the “February 2011 Lock-Up Agreement”).  Under the February 2011 Lock-Up Agreement, with limited exceptions, CEF, CLP, CLLC, Citadel Securities, CDT, CH-I, CH-II, CIG-II, Citadel Advisors and Griffin have agreed, for the period ending on the earlier of (i) 60 days after the date of the prospectus relating to the February 2011 Offering or (ii) the second business day following the date of the Issuer’s press release announcing its results for the quarter ending March 31, 2011:  (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock they owned on February 23, 2011 (including, without limitation, Common Stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock without the prior written consent of the February 2011 Underwriter.  A copy of the February 2011 Lock-Up Agreement is attached as Exhibit 99.42.

Item 6 of the Prior Filing is further amended by inserting the words “ the February 2011 Underwriting Agreement, the February 2011 Lock-Up Agreement” before the words “and the other documents and agreements referenced in this Item 6” in the thirty-second paragraph.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.40	Transaction Listing required by Item 5(c)
Exhibit 99.41	Underwriting Agreement, dated February 23, 2011, by and among CEF, the February 2011 Underwriter and the Issuer
Exhibit 99.42	Lock-Up Agreement, dated February 23, 2011

CUSIP No. 269246104	Page 15 of 15 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of February, 2011

CITADEL LIMITED PARTNERSHIP		CITADEL LLC

By:	Citadel LLC,	By:	/s/ John C. Nagel
	its General Partner		John C. Nagel, Authorized Signatory

By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD.		CITADEL DERIVATIVES TRADING LTD.

By:	Citadel Advisors LLC,	By:	Citadel Advisors LLC,
	its Portfolio Manager		its Portfolio Manager

By:	Citadel Holdings II LP, its Managing Member	By:	Citadel Holdings II LP, its Managing Member

By:	Citadel Investment Group II, L.L.C.,	By:	Citadel Investment Group II, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ John C. Nagel
	Adam C. Cooper, Authorized Signatory		John C. Nagel, Authorized Signatory

KENNETH GRIFFIN		CITADEL SECURITIES LLC

By:	/s/ John C. Nagel	By:	Citadel Advisors LLC,
	John C. Nagel, attorney-in-fact*		its Managing Member

		By:	Citadel Holdings II LP, its Managing Member

		By:	Citadel Investment Group II, L.L.C.,
its General Partner

		By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL ADVISORS LLC		CITADEL HOLDINGS I LP

By:	Citadel Holdings II LP,	By:	Citadel Investment Group II, L.L.C.,
	its Managing Member		its General Partner

By:	/s/ John C. Nagel	By:	/s/ John C. Nagel
	John C. Nagel, Authorized Signatory		John C. Nagel, Authorized Signatory

CITADEL HOLDINGS II LP		CITADEL INVESTMENT GROUP II, L.L.C.

By:	Citadel Investment Group II, L.L.C.,	By:	/s/ John C. Nagel
	its General Partner		John C. Nagel, Authorized Signatory

By:	/s/ John C. Nagel
John C. Nagel, Authorized Signatory

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.